UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

Commission File Number 1-15401

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Energizer Holdings, Inc. Savings Investment Plan:

In our opinion, the accompanying Statement of Net Assets Available for Plan Benefits and the related Statement of Changes in Net Assets Available for Plan Benefits present fairly, in all material respects, the net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
St. Louis, Missouri
June 28, 2006

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,
(Dollars in Thousands)

	2005		2004

Assets
Investments, at fair value (Note 2)
Vanguard PRIMECAP Fund Investor Shares	$19,715		$17,368
Shares in registered investment companies	77,034		60,395
Vanguard Index Trust - 500 Portfolio	75,179	*	72,468	*
Vanguard Money Market Reserve Fund - Federal Portfolio	22,938		22,271
Vanguard Small-Cap Index Fund Investor Shares	26,185	*	23,158
Vanguard Wellington Fund Investor Shares	46,367	*	41,113	*
Vanguard Windsor II Fund Investor Shares	47,428	*	40,326	*
Vanguard Retirement Savings Trust	96,485	*	98,024	*
Common stock - Energizer Holdings, Inc. Stock (Note 5)	89,411	*	115,157	*
Common stock - Pfizer, Inc. Stock	-		18,114
Loans to participants	9,327		9,375
Total Investments	510,069		517,769

Receivables
Employer contributions	34		223
Participant contributions	105		798
Total Receivables	139		1,021

Total Assets	$510,208		$518,790

Liabilities
Accrued administrative expenses	28		46
Total Liabilities	$28		$46

Net Assets Available for Plan Benefits	$510,180		$518,744

See Notes to Financial Statements

* Investment represents 5% or more of Plan's net assets.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Dollars in Thousands)

	Year Ended	Year Ended
	December 31, 2005	December 31, 2004

Additions To Net Assets Attributed To:
Interest income	$541	$1,526
Dividend income	14,625	9,764
Net appreciation in the fair value of investments	11,829	44,883
	26,995	56,173

Contributions
Employer	5,151	5,305
Participant	18,830	19,054
	23,981	24,359

Total Additions	50,976	80,532

Deductions From Net Assets Attributed To:
Benefits paid	59,516	38,063
Administrative expenses	24	31
Total Deductions	59,540	38,094

Net (Decrease)/Increase	(8,564)	42,438

Asset transfers in/(out)	-	196

Net Assets Available for Plan Benefits

Beginning of year	518,744	476,110

End of year	$510,180	$518,744

See Notes to Financial Statements

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Dollars in thousands, unless otherwise stated)

NOTE 1 - Description of the Plan

The following is a summary description of the Energizer Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Energizer Holdings, Inc. (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company’s intent that the Plan meets the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant’s exercise of control over assets in the participant’s savings plan account.

Plan Participation - Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U. S. Federal Insurance Contributions Act tax. Prior to April 1, 2005, employees were eligible to voluntarily participate as of the first day of employment (when administratively feasible) and could contribute to the Plan upon enrollment.

Effective April 1, 2005, employees are automatically enrolled as Plan participants following 30 days of employment, unless they opt out of participation within 30 days or elect, if administratively feasible, to begin participation earlier. Under the automatic enrollment process, contribution levels and investment choices are pre-determined, unless employees take action to increase/decrease contributions or change investment direction.

Contributions - Participants can contribute from 1% to 50% of their compensation as defined by the Plan in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits. Employees who are automatically enrolled in the Plan (beginning on and after April 1, 2005) contribute 6% on a before-tax basis, unless they take action to change the contribution percentage. Before-tax contributions not exceeding 6% of the participant’s compensation are matched 50% by the Company.

After-tax contributions not exceeding 1% of the participant’s compensation are matched 325% by the Company. This match is separately credited to a participant’s PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company’s non-contributory defined benefit pension plan covering substantially all domestic employees. Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits. Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis. Employees who are automatically enrolled in the Plan (beginning on and after April 1, 2005) who take no action to change the automatic enrollment choice contribute 1% on an after-tax basis.

Combined before-tax and after-tax participant contributions may not exceed 72% of compensation, as limited by federal income tax laws and Plan terms. The total of before-tax, after-tax and Company matching contributions allocated to participants’ accounts is limited to the lesser of $42 or 100% of the participants’ compensation as defined by the Plan for the calendar year 2005.

Investment Options - January 1, 2004 through February 14, 2005 - All participant contributions were invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant. The 50% Company match on the participant’s first 6% of before-tax contributions was directed to the Energizer ESOP Common Stock Fund (ENR Stock Fund). The Company match could not be transferred to any other investment funds, except as provided by the diversification provision of the Plan applicable to participants who had attained age 55 and completed ten years of Plan participation. If these requirements were met, up to 50% of the Company match could be diversified per year. A participant’s contributions invested in the ENR Stock Fund were fully diversifiable into other funds within the Plan, with the exception of Pfizer, Inc., stock. Participants could also transfer amounts from other investment funds into the ENR Stock Fund. Investment of the 50% Company match changed in 2005 as discussed below.

Investment Options Beginning With Payrolls Produced Since February 15, 2005 - All participant contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant. The 50% Company match on the participant’s first 6% of before-tax contributions is directed to the same investment funds and allocations as the participant has selected for his/ her before-tax contributions of up to 6%.

Investment Options for Schick-Wilkinson Sword (SWS) Participants - For SWS participants who received Pfizer stock prior to the acquisition by Energizer as part of the Pfizer Company match under the Pfizer Savings Plan, diversification provisions applicable to these funds were different than the diversification provisions applicable to the Energizer Company match. The Pfizer Company match and all other Pfizer stock were transferred to other investment funds by March 28, 2005.

For SWS participants who invested in Pfizer stock as part of the Pfizer Savings Plan, participants could exchange out of the Pfizer Stock Fund into other funds offered under the Plan, but could not invest new contributions or exchange any portion of their existing account into the Pfizer Stock Fund. Any assets remaining in the Pfizer Stock Fund on March 28, 2005 were reinvested in accordance with the SWS participant’s investment directions, or, if no such directions had been provided, invested in the Vanguard Federal Money Market Fund.

Vesting - Employee before-tax and after-tax contributions and earnings thereon vest immediately. For Energizer employees, Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after four years of service. In the event of a participant’s attainment of age 65, retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than four years of service.

Plan Withdrawals - Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. For all participants, hardship distributions are limited to the amount required to meet the need created by the hardship and are permitted at the discretion of the Plan administrator (see “Plan Administration” below). After-tax contributions and earnings thereon may be withdrawn at any time.

Participant Loans - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of 50% of the vested amount in the participant’s account or $50, reduced by the highest outstanding participant loan balance in the one year period ending immediately before the date of the new loan. The minimum loan amount is one thousand dollars. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. Participants must agree orally (ratified by subsequent cashing of the loan check), electronically, or in writing to the terms of the loan. In the event of the participant’s termination, the unpaid balance, if not repaid, will be subtracted from the participant’s final distribution.

Forfeitures - Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $81 and $57 for the years ended December 31, 2005 and 2004, respectively.

Plan Administration - The Plan is administered by the Energizer Plans Administrative Committee (EPAC). EPAC, which reviews and determines benefit appeals by participants, has the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals. Members of the EPAC are Company employees and are appointed by the Company’s Board of Directors. They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer

William C. Fox	Vice President and Treasurer

Peter J. Conrad	Vice President, Human Resources

Mark A. Schafale	Vice President and Controller

Joseph J. Tisone	Vice President, Global Operations - Energizer Battery

Geraldine S. Auger	Vice President, HR Programs

Michael Cummings	Vice President, Global Operations - Schick-Wilkinson Sword

Vanguard Fiduciary Trust Company is Trustee of the assets of the Plan. As Trustee, Vanguard Fiduciary Trust Company has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

NOTE 2 - Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting, except that distributions to participants are recorded when paid.

Investment Valuation - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The ENR Stock Fund and the Pfizer Stock Fund are recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Notes receivable from participants are valued at cost, which approximates fair value.

As the individual investments in the Fixed Income Fund have gradually matured, they have been replaced with investments in the Vanguard Retirement Savings Trust. The last investment matured on March 31, 2004; therefore, the entire stable value portfolio was officially under the management of Vanguard Retirement Savings Trust, since April 1, 2004.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the “Statement of Net Assets Available for Plan Benefits”.

Income Recognition - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized and unrealized gains and losses are determined using the average cost method.

Use of Estimates - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related Party and Party-in-Interest

The Company, as Plan sponsor, is a related party to the Plan. At December 31, 2005 and 2004, the Plan held shares of ENR Stock with a market value of $89,411 and $115,157 respectively. Of these shares, the Plan purchased $58,746 and sold $88,719 of ENR Stock for the year ended December 31, 2005 and for the year ended December 31, 2004, the Plan purchased $18,185 and sold $22,289.

Vanguard Fiduciary Trust Company as Trustee of the Plan’s assets is a party-in-interest as defined by ERISA. For Plan assets managed by Vanguard, the Plan held $411,331 and $375,123 of investment funds and short-term investments at December 31, 2005 and 2004, respectively. Of these investments, the Plan purchased $98,296 and sold $68,881 for the year ended December 31, 2005 and for the year ended December 31, 2004, the Plan purchased $62,868 and sold $45,323.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

NOTE 4 - Income Tax Status

The Plan received a favorable letter of determination from the Internal Revenue Service dated March 27, 2003, indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Thus, a provision for a federal income tax is not required in the accompanying financial statements. While the Plan was amended for the inclusion of SWS colleagues, the Company has determined that a new IRS tax determination letter was not warranted due to that event. The Company will seek a new letter of determination upon further amendments of the Plan in the future as legally required.

NOTE 5 - Nonparticipant-Directed Investments

The net assets in nonparticipant-directed investments, which are in the ENR Stock Fund, were $0 and $33,282 at December 31, 2005 and 2004, respectively. Information about the changes in net assets relating to the nonparticipant-directed investments is as follows:

(in thousands)	Year ended	Year ended
	December 31, 2005	December 31, 2004
Changes in Net Assets:
Contributions	$458	$5,305
Net appreciation/(depreciation)	7,064	7,506
Benefits paid	(396)	(1,393)
Transfers to participant-directed investments	(40,408)	(360)
Other	0	(5)
Total	$(33,282)	$11,053

As stated earlier, during plan year 2005, the Company removed the exchange restriction previously in place on the restricted portion of the Energizer Stock Fund in the Plan effective February 15, 2005. Likewise, the allocation of the Company’s pre-tax matching contributions will no longer be automatically allocated to Energizer stock, but rather will be allocated in accordance with each participant’s pre-tax payroll contributions investment elections. These improvements to the Savings Investment Plan were made to enhance each colleague’s ability to ensure appropriate diversification in their SIP portfolio.

NOTE 6 - Other Matters

Net assets transferred from the Pfizer Savings Plan to the Plan included investments in the Pfizer Stock Fund. Participants were not permitted to make contributions to or transfers to this fund and were required to transfer investments in the Pfizer Stock Fund to other investment funds of the Plan before March 28, 2005.

At December 31, 2005 and 2004, the Pfizer Stock Fund represented 0% and 3% of the total plan assets, respectively.

NOTE 7 - Investments

For the year ended December 31, 2005 and 2004, the Plan’s investments, including Plan investments held by Vanguard, appreciated by $11,829 and $44,883 respectively, as follows. Amounts include gains and losses on investments sold as well as held during the year and are broken out for investments that represent 5% or more of the Plan’s net assets.

                            (in thousands)
	Year ended December 31, 2005	Year ended December 31, 2004

Net Appreciation/(Depreciation) in Fair Market Value
Vanguard Index Trust - 500 Portfolio	$ 2,157	$5,801
Vanguard Wellington Fund Investor Shares	233	1,757
Vanguard Windsor II Fund Investor Shares	858	5,385
Vanguard Small-Cap Index Fund Investor Shares	1,552	0
Energizer Holdings, Inc. Common Stock	4,227	29,397
Pfizer, Inc. Common Stock	(728)	(7,780)
Other	3,530	10,323
	$11,829	$44,883

NOTE 8 - Form 5500

For the year ended December 31, 2005 and 2004, there were no reconciling items between the Plan and Form 5500.

	ATTACHMENT I
	DECEMBER 31, 2005
	ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
	EIN 43-1863181 PLAN NO. 90342
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	(Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

*	Vanguard Group	PRIMECAP Fund	$ 17,146	$ 19,715
*	Vanguard Group	500 Index Portfolio	75,584	75,179
*	Vanguard Group	Money Market Reserve Fund - Federal Portfolio	22,937	22,938
*	Vanguard Group	Wellington Fund	43,603	46,367
*	Vanguard Group	Windsor II Fund	41,380	47,428
*	Vanguard Group	International Growth Fund	18,384	20,906
*	Vanguard Group	Small Cap Index Fund	20,570	26,185
*	Vanguard Group	Explorer Fund	8,323	9,571
*	Vanguard Group	Bond Market Index	13,151	12,977
*	Vanguard Group	LifeStrategy Conservative Growth Fund	5,540	5,828
*	Vanguard Group	LifeStrategy Growth Fund	11,179	12,013
*	Vanguard Group	LifeStrategy Income Fund	3,749	3,842
*	Vanguard Group	LifeStrategy Moderate Growth Fund	11,297	11,897
		Total Investment in Shares in Registered Investment Company	292,843	314,846

*	Vanguard Group	Vanguard Retirement Saving Trust (Common/Collective Trust)	96,485	96,485
		Total Investment in Common/Collective Trust	96,485	96,485

*	Energizer Holdings, Inc.	ESOP Common Stock - Participant directed	62,020	89,411
		Total Investment in Common Stock	62,020	89,411

*	Participant Loans	Notes Receivable from Participants (various maturity dates, 4.75% to 10.50% interest)	-	9,327

			$ 451,348	$ 510,069

	* Investment represents allowable transaction with a party-in-interest.

ATTACHMENT II
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS *
ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN (EIN 43-1863181)
Year Ended December 31, 2005

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset (Include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain(Loss)

Vanguard Group	Vanguard Retirement Savings Trust	$ 31,051,167		$ -	$ -		$ 31,051,167	$ -
Vanguard Group	Vanguard Retirement Savings Trust		32,589,875	-	-	32,589,875	32,589,875	-
Vanguard Group	Energizer ESOP CS Restricted	693,441		-	-		693,441	-
Vanguard Group	Energizer ESOP CS Restricted		40,817,118	-	-	19,679,579	40,817,118	21,137,540
Vanguard Group	Energizer ESOP CS Unrestricted	58,053,024		-	-		58,053,024	-
Vanguard Group	Energizer ESOP CS Unrestricted		47,901,978	-	-	30,894,975	47,901,978	17,007,003

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 29 CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By: _____________________________________________
Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

June 28, 2006

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm